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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                Report of Foreign Private Issuer Pursuant to Rule
             13a-16 or 15d-16 of the Securities Exchange Act of 1934

                            For the month of May 2001

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                             -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS


1.   Other Events

          On May 11, 2001 in Singapore, the Company made available to its shareholders Supplementary Financial Statements for the Year Ended December 31, 2000. A copy of the Supplementary Financial Statements is attached hereto as Exhibit 99.1. The Supplementary Financial Statements contain unconsolidated financial information which the Company is required to prepare under the Companies Act, Chapter 50 of Singapore. Consolidated financial statements are prepared by the Company in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are filed with the Commission quarterly on Form 6-K and annually on Form 20-F.


2.   Exhibits

          99.1 Supplementary Financial Statements for the Year Ended December 31, 2000.








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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: May 14, 2001


                                        CHARTERED SEMICONDUCTOR
                                        MANUFACTURING LTD



                                        By: /s/ Chia Song Hwee
                                            -----------------------------------
                                        Name:  Chia Song Hwee
                                        Title: Senior Vice President,
                                               Chief Financial Officer and Chief
                                               Administrative Officer


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                                 EXHIBIT INDEX


     99.1 Supplementary Financial Statements for the Year Ended December 31,
2000.